HBOS plc

The Mound
Edinburgh
EH1 1YZ

RECEIVED
2004 JUL 12 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 July 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

04035384

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st June to 30th June 2004**.

Announcements made to the London Stock Exchange:-

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

01.06.04	Rule 8 Disclosure - Celltech Group plc
01.06.04	Notification of major interest in shares - Westbury Property Fund Limited
02.06.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
04.06.04	Rule 8 Disclosure - Celltech Group plc
08.06.04	Halifax House Price Index
08.06.04	UK May house prices up 2.2%
08.06.04	Rule 8 Disclosure - Celltech Group plc
08.06.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
08.06.04	Director Shareholding - HBOS plc Employee Trust Ltd
10.06.04	Rule 8 Disclosure - Celltech Group plc
11.06.04	Rule 8 Disclosure - Celltech Group plc
14.06.04	Rule 8 Disclosure - Celltech Group plc
14.06.04	Notification of Major Interest in Shares - North Atlantic Small Companies Investment Trust
14.06.04	Director Shareholding - HBOS plc Employee Trust Limited
15.06.04	HBOS notifiable interest in shares of Balfour Beatty
16.06.04	Rule 8 Disclosure - Marks & Spencer
16.06.04	HBOS notifiable interest in shares of Balfour Beatty
16.06.04	Notification of Major Interest in shares - Northgate PLC
17.06.04	HBOS notifiable interest in shares of Balfour Beatty
17.06.04	Director Shareholding - HBOS plc Employee Trust Limited
18.06.04	Rule 8 Disclosure - Celltech Group plc
18.06.04	Result of EGM - Cardpoint conditionally agreed to acquire the HBOS Remote Estate
21.06.04	Director shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
24.06.04	Pre-close Briefing
24.06.04	Directorate Change - Philip Yea to step down from HBOS Board
25.06.04	ABI raises fears over HBOS Chairman's role in Green bid for Marks & Spencer
25.06.04	Director shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
29.06.04	Director shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
29.06.04	Director shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
30.06.04	Director shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme

dw 7/12

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	6,084 Shares registered on 01.06.04
1 Form 88(2)'s – Return of Allotment of	71,037 Shares registered on 02.06.04
1 Form 88(2)'s – Return of Allotment of	11,382 Shares registered on 03.06.04
1 Form 88(2)'s – Return of Allotment of	8,819 Shares registered on 04.06.04
1 Form 88(2)'s – Return of Allotment of	7,530 Shares registered on 07.06.04
1 Form 88(2)'s – Return of Allotment of	4,192 Shares registered on 08.06.04
1 Form 88(2)'s – Return of Allotment of	14,170 Shares registered on 09.06.04
1 Form 88(2)'s – Return of Allotment of	7,636 Shares registered on 10.06.04
1 Form 88(2)'s – Return of Allotment of	15,849 Shares registered on 11.06.04
1 Form 88(2)'s – Return of Allotment of	31,758 Shares registered on 14.06.04
1 Form 88(2)'s – Return of Allotment of	16,116 Shares registered on 15.06.04
1 Form 88(2)'s – Return of Allotment of	11,388 Shares registered on 16.06.04
1 Form 88(2)'s – Return of Allotment of	4,376 Shares registered on 17.06.04
1 Form 88(2)'s – Return of Allotment of	1,879 Shares registered on 18.06.04
1 Form 88(2)'s – Return of Allotment of	4,028 Shares registered on 21.06.04
1 Form 88(2)'s – Return of Allotment of	6,145 Shares registered on 22.06.04
1 Form 88(2)'s – Return of Allotment of	13,961 Shares registered on 23.06.04
1 Form 88(2)'s – Return of Allotment of	51,759 Shares registered on 24.06.04
1 Form 88(2)'s – Return of Allotment of	4,704 Shares registered on 25.06.04
1 Form 88(2)'s – Return of Allotment of	5,167 Shares registered on 28.06.04
1 Form 88(2)'s – Return of Allotment of	8,270 Shares registered on 29.06.04
1 Form 88(2)'s – Return of Allotment of	8,062 Shares registered on 30.06.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:59 1 Jun 2004
Number	2641Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................01/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................28/05/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p..

2.

Amount bought	Amount Sold	Price per unit
1		£5.4228

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,805,261...........(1.727%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

Company	Westbury Property Fund Limited
TIDM	WPFI
Headline	Holding(s) in Company
Released	16:25 1 Jun 2004
Number	2893Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	The Westbury Property Fund Limited
2.	**Name of shareholder having a major interest**
	HBOS plc on its own behalf and on behalf of its subsidiaries
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	Pershing Keen Nominees Limited a/c CACLT Fund R395W 45,000 capital shares
	State Street Nominees Limited 980,000 capital shares

12.	**Total holding following this notification**
	1,025,000 capital shares
13.	**Total percentage holding of issued class following this notification**
	10.442%
14.	**Any additional information**
	This disclosure relates to their material and non-material interests in the Capital shares
15.	**Name of contact and telephone number for queries**
	Serena Tremlett 01481 747831
16.	**Name and signature of authorised company official responsible for making this notification.**
	Serena Tremlett
Date of notification: 1 June 2004	

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:14 2 Jun 2004
Number	3300Z

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 42 (ii) 310

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 715.39p (ii) 708.2p

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:31 4 Jun 2004
Number	4228Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................04/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................03/06/2004......................................

Dealing in (name of company)

...Celltech Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
	100,000	£5.440

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,705,261..........(1.691%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index May 2004
Released	08:00 8 Jun 2004
Number	5003Z

Halifax House Price Index

National Index **May**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **510.9** Monthly Change **2.2%** Annual Change **20.4**

Standardised Average Price (seasonally adjusted) **£157,849**

Key Points

- House prices increased by 2.2% in May, taking the average UK house price to £157,
- Strong housing demand, together with supply shortages, have maintained house pric inflation at a high level this year. The market has remained very strong in northern England and Wales, in particular, and house price inflation in the south has picked up year following a significant slowdown during 2003.
- We expect the housing market to begin to slow later in the year and into 2005. The cumulative effect of the increases in interest rates since November alongside other potential increases this year should constrain housing demand. The increasing difficu that face aspiring first-time buyers should also exert downward pressure on housing demand, including in the north where there has been rapid house price growth in rec years.
- Recent official figures show that the number of private sector new houses completed England in the first quarter of 2004 was 3% lower than in the same period of 2003. W housebuilding has risen from the low levels of 2001, the number of properties being b is well below that required to keep pace with the rise in the number of households. Th contributing to the upward pressure on house prices.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 2.2% in May, confirming the ongoing strength of the housing market. Strong housing demand, together with supply shortages, is maintaining house price inflation at a high level.

The market has remained very strong in northern England and Wales so far this year and house price inflation in the south has picked-up following a significant slowdown during 2003. We expect the north and Wales to continue to outperform the rest of the country over the remainder of the year, resulting in a further narrowing in the north/south divide.

Higher interest rates and the increasing difficulties that face aspiring first-time buyers should, however, exert downward pressure on house price inflation later in the year and into 2005, including in the north where there has been rapid house price growth in recent years."

First-time buyers account for less than 3 in 10 buyers ......

The number of first-time buyers as a percentage of all homebuyers dropped back to 28% after successive increases in February and March. This proportion remains well below the long-term historical average of nearly 50%. The total number of first time buyers is likely to remain low this year following a 33% drop in 2003 to 355,000 due to the difficulties increasing numbers of potential first-time buyers are facing in getting onto the housing ladder.

Low levels of housebuilding add to the upward pressures on house prices ......

Recent official figures show that the number of private sector new housing completions in England in the first quarter of 2004 was 3% lower than in the same period of 2003. Whilst housebuilding has picked up from the low levels of 2001 – the lowest since 1947 – the number of properties being built remains well below that required to keep pace with the rise in the number of households. At recent levels of housebuilding, we estimate that there will be a deficit of over half a million homes in England by 2021. This mismatch between the pace of building and the increase in the number of households is contributing to the upward pressure on house prices.

Mortgage approvals 23% higher on an annual basis ...

The number of mortgage approvals to fund house purchases – a leading indicator of housing market activity - in April 2004 was 23% higher than in April 2003, according to the latest Bank of England figures. Whilst remaining very high historically, the number of approvals in April, at a seasonally adjusted 124,000, was lower than the average monthly levels in the first quarter of 2004 (127,000) and the final quarter of 2003 (130,000). We will, however, have to wait a few months to assess whether this represents the start of a genuine slowdown in the level of housing market activity.

NOTE: The 20.4% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:41 8 Jun 2004
Number	5281Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................08/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/06/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
	62,000	£5.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,643,261...........(1.668%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	UK May house prices up 2.2 pct from April; up 20.4 pct year-on-year - UPDATE
Released	09:01 08-Jun-04
Number	090122.08062004

(Updating with further details, background)

LONDON (AFX) - UK house prices rose 2.2 pct in May from April and were 20.4 pct higher than in the same month last year, according to the survey by HBOS PLC's Halifax.

In April house prices rose 1.8 and 19.1 pct respectively.

The average price of a house rose to 157,849 stg in May from 154,304 in April, according to seasonally adjusted figures.

Watchers fear escalating house prices will trigger quick and sharp rate hikes from the Bank of England, even though the central bank has repeatedly denied it is targeting property prices.

The Bank has already raised its benchmark repo rate three times since November -- each time by a quarter point -- the last coming in May to take the repo rate to 4.25 pct.

The next rate verdict on Thursday hangs in the balance but this data will strengthen the case for a quarter-point rate hike.

Commenting on the figures Martin Ellis, chief economist at Halifax said the rise in May confirms the ongoing strength of the housing market.

'Strong housing demand, together with supply shortages, is maintaining house price inflation at a high level,' he added.

Halifax also said the market remained very strong in northern England and Wales, while in the south, there has been has pick-up following a significant slowdown during 2003.

Last week, the other key gauge of house price inflation provided by the UK's largest building society, Nationwide, revealed that prices in May rose 1.9 pct from the previous month for a 19.5 pct year-on-year gain.

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:26 8 Jun 2004
Number	5324Z

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 37

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 722.12p

13) Date of transaction: 8 June 2004

14) Date company informed: 8 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,510,684 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:37 8 Jun 2004
Number	5331Z

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification today that 44 ordinary shares of 25p each had been released by the Trustee on 3 June 2004.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,601,841 shares still held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:01 10 Jun 2004
Number	6229Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................10/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................09/06/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
	30,000	£5.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,613,261...........(1.657%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:37 11 Jun 2004
Number	6768Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/06/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
	205,000	£5.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,408,262..........(1.583%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:41 14 Jun 2004
Number	7211Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................14/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/06/2004......................................

Dealing in (name of company)

...Celltech Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
	630,000	£5.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........3,778,262..........(1.357%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	12:18 14 Jun 2004
Number	7237Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

14 JUNE 2004

12) Total holding following this notification

1,222,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

9.976%

14) Any additional information

THE PERCENTAGE HOLDING GIVEN ABOVE IS THE AGGREGATE NON-MATERIAL INTEREST OF HBOS plc.

15) Name of contact and telephone number for queries

BONITA DRYDEN 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

For and on behalf of J O Hambro Capital Management Limited as Company Secretary of North Atlantic Smaller Companies Investment Trust PLC

Date of notification ..14 JUNE 2004

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:57 14 Jun 2004
Number	7350Z

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each
pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification today that 175 ordinary shares of 25p each had been released by the Trustee on 11 June 2004.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,601,666 shares still held by the Trustee.

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Company	Balfour Beatty PLC
TIDM	BBY
Headline	Holding(s) in Company
Released	10:04 15 Jun 2004
Number	7640Z

Balfour Beatty plc ("the Company") today received notice from HBOS plc ("HBOS") that their notifiable interest in the ordinary share capital of the Company now comprises 16,945,740 ordinary shares, representing 4.02% of the issued ordinary share capital of the Company.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Marks & Spencer
Released	11:47 16 Jun 2004
Number	8195Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

......16/06/2004...

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......15/06/2004...

Dealing in (name of company)

...Marks & Spencer Group plc..

1. Class of securities (eg ordinary shares)

...Ord 25p...

2.

Amount Bought	Amount sold	Price per unit
46,371		£3.5975

This transaction has taken place as a consequence of trading by an All-Share Tracker Fund. The Panel Executive has informed HBOS plc on an exparte basis that such transactions are permitted and have no Code consequences.

3. Resultant total of the same class owned or controlled (and percentage of class)

.........24,977,626.........1.098%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

...HBOS plc and its subsidiaries...

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...8...

If category (8), explain

... Investor in the consortium..............................

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

......Kenny Melville ....

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Balfour Beatty PLC
TIDM	BBY
Headline	Holding(s) in Company
Released	12:47 16 Jun 2004
Number	8260Z

Balfour Beatty plc ("the Company") today received notice from HBOS plc ("HBOS") that their notifiable interest in the ordinary share capital of the Company now comprises 16,693,774 ordinary shares, representing 3.96% of the issued ordinary share capital of the Company.

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Company	Northgate PLC
TIDM	NTG
Headline	Holding(s) in Company
Released	13:56 16 Jun 2004
Number	8298Z

RNS Number:8298Z
Northgate PLC
16 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

NORTHGATE PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS PLC AND SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued Class

9) Class of security

ORDINARY

10) Date of transaction

NOT DISCLOSED

11) Date company informed

16.06.04

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

<3%

14) Any additional information

15) Name of contact and telephone number for queries

MR D HENDERSON - 01325 467558

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 JUNE 2004

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Company	Balfour Beatty PLC
TIDM	BBY
Headline	Holding(s) in Company
Released	15:27 17 Jun 2004
Number	8842Z

Balfour Beatty plc ("the Company") today received notice from HBOS plc ("HBOS") that their notifiable interest in the ordinary share capital of the Company now comprises 17,049,109 ordinary shares, representing 4.05% of the issued ordinary share capital of the Company.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:24 17 Jun 2004
Number	8902Z

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification today that 331 ordinary shares of 25p each had been released by the Trustee on 15 June 2004.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,601,335 shares still held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	10:55 18 Jun 2004
Number	9084Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................18/06/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................17/06/2004......................................

Dealing in (name of company)

...Celltech Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 50p..

2.

Amount bought	Amount Sold	Price per unit
	1,629,979	£5.480
	1,741,021	£5.476

3. Resultant total of the same class owned or controlled (and percentage of class)

.........407,242..........(0.146%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	Cardpoint PLC
TIDM	CASH
Headline	Result of EGM
Released	13:00 18 Jun 2004
Number	9203Z

Press Release

Cardpoint plc

("Cardpoint" or "the Company")

Result of Extraordinary General Meeting and Open Offer

On 26 May 2004 the Company announced that it had conditionally agreed to acquire the HBOS Remote Estate for a gross consideration of up to £75 million, £40 million of which is payable in cash on completion with the remainder payable on or about 14 January 2005, subject to the performance of certain performance criteria. The HBOS Remote Estate comprises 816 Cash Machines currently owned and operated by HBOS and situated in locations away from bank and estate branches (typically located at retail outlets, petrol stations and railway stations). In order to finance the Acquisition the Company announced that it intended to raise approximately £35 million (before expenses) by way of an issue of a total of 28,085,791 New Ordinary Shares at 125p. Of this amount 24,000,000 New Ordinary Shares (£30 million) was placed firm with institutional and other investors. The balance of 4,085,791 New Ordinary Shares was offered to Qualifying Shareholders under the Open Offer on the basis of 1 Open Offer Share for every 8 Existing Ordinary Shares held.

As at 3.00 pm yesterday, being the last time and date for receipt of completed application forms and payment in full under the Open Offer, valid acceptances had been received from Qualifying Shareholders in respect of 2,568,475 Open Offer Shares, representing 62.86 per cent. of the Open Offer Shares. This amount includes acceptances from Qualifying Shareholders for, in aggregate, 266,193 Open Offer Shares in excess of their Basic Entitlements which will be met in full. The remaining 1,517,316 Open Offer Shares have been taken up by the institutional and other investors with whom the Open Offer Shares were conditionally placed.

At the EGM held at 10.00am today, the resolutions proposed and set out in the notice dated 26 May 2004, principally concerning the Acquisition and the Firm Placing and the Placing and Open Offer, were duly passed. Consequently the Company is delighted to announce that the only remaining condition is admission of the New Ordinary Shares and readmission of the Existing Ordinary Shares to trading on AIM, which is expected to take place on 21 June 2004.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Enquiries:

Cardpoint plc
Mark Mills, Chief Executive Officer — Tel: +44 (0) 1253 361 300
www.cardpointplc.com

Evolution Beeson Gregory
Mike Brennan / Henry Turcan — Tel: +44 (0) 20 7071 4300

N M Rothschild & Sons Limited
Andrew Thomas — Tel: +44 (0) 161 827 3800

Media enquiries:

Bankside
Henry Harrison-Topham / Ariane Vacher — Tel: +44 (0) 20 7444 4140
ariane.vacher@bankside.com — www.bankside.com

Words and expressions defined in the prospectus of the Company dated 26 May 2004 shall, unless the context provides otherwise, have the same meaning in this announcement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:26 21-Jun-04
Number	9805Z

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit S

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Sche

6) Please state the nature of the transaction and the nature and extent of the Di

The shares disposed of were transferred under the terms of the Rules of the Schen

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 162

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 21 June 2004

14) Date company informed: 21 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ow

4,510,522 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notifi

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

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Company	HBOS PLC
TIDM	HBOS
Headline	Pre Close Briefing
Released	07:00 24-Jun-04
Number	0879A

Pre-close Briefing

This announcement covers the information that will be discussed in this morning's pre-close conference call for analysts and investors, in advance of HBOS's close period for the six months ending 30th June 2004.

As previously announced, HBOS will report its interim results under its new organisational structure. Comparatives for 2003 are shown below. There is no impact on the overall Group Consolidated Balance Sheet and Profit and Loss Account previously published for the year ending 31st December 2003.

HBOS expects to announce a strong set of first half results, again combining growth and improved returns.

The banking divisions are achieving good asset growth, albeit deliberately somewhat slower than in recent years. Deposit balances are again growing strongly, at rates similar to those achieved in 2003.

Net interest margins are now expected to be around 12 basis points lower for the full year, reflecting higher LIBOR related funding costs and product mix rather than competitive pressures.

Credit quality is stable. At the half year both non-performing assets and the provisions charge, as a percentage of advances, are not expected to exceed last year's experience.

We expect to achieve our 2004 cost targets and, subject to short term fluctuations in investment returns, also expect to deliver a further improvement in the cost:income ratio, both at the half year and for the year as a whole.

Strong growth in retained earnings and slower asset growth are expected to contribute to higher Tier 1 and total capital ratios as at 30th June.

In Retail, the adverse impact of wholesale funding costs on net interest margins is largely being offset by growth in non-interest income and tight control of costs. As

intended our policy of gradually tightening lending criteria as rates rise, is resulting in slower asset growth. In mortgages, this is expected to result in a share of net lending below 20% for both the first half and the full year.

In Insurance & Investment, sales of insurance products continue to record good growth across all lines, driven by cross sales in Retail and success at esure. Led by bancassurance and wealth management, investment sales in the UK are again expected to be ahead.

Corporate is achieving good asset growth with stable margins. Profits in Corporate are also expected to benefit from stronger non-interest income, a benign credit experience and slower growth in costs.

Treasury performance in the first half is encouraging, very much in line with the second half of 2003.

Good progress is being made in International with enhanced contributions expected from both Australia and Ireland.

Overall, HBOS's half-year results are expected to point to another strong outcome for the full year. They are also expected to show good progress towards the Group's target RoE although our decision to slow asset growth means we may not quite achieve our 20% target. Nevertheless, we are very comfortable with current consensus earnings forecasts for 2004.

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

Investor Relations Contacts:

Charles Wycks
Director of Investor Relations
Tel (020) 7905 9600 (today)
Tel 0131 243 5509
Mob 07747 790456

John Hope
Director, Investor Relations

Tel 0131 243 5508
Mob 07836 701348

Press Office Contact:

Shane O'Riordain
General Manager Group Communications
Tel (020) 7905 9600
Mob 07770 544585

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES 2003

This announcement provides the appropriate 2003 comparatives for the HBOS 2004 Interim Results Announcement on 28 July 2004. It reflects the internal reorganisation of responsibilities announced previously with the Group now reporting Retail Banking, Insurance & Investment, Corporate Banking, Treasury, International Operations and Group Items.

There is no impact on the overall Group Consolidated Balance Sheet and Profit and Loss Account previously published for the year ending 31 December 2003.

HBOS plc Group Results for the Year to 31 December 2003 Analysed by Half Year Reporting Periods

To assist in the analysis of the 2004 Interim Results for HBOS plc, the divisional results of HBOS plc for the year to 31 December 2003 have been analysed between the half year period to 30 June 2003 and the half year period to 31 December 2003. These results are attached in Tables 1 to 6.

The main changes to the divisional structure reflected in the December 2003 results published on 25 February 2004 are: -

- Transfer of The Direct Business Bank (TDBB) from Business Banking to Retail.
- Merger of Business Banking and Corporate Banking to create a new Corporate Banking operating division.
- Creation of the new International Operations division encompassing Bank of Scotland (Ireland), Bank West and other HBOS businesses in Australia.

The comparative divisional results for the year to 31 December 2003 shown in Tables 1 to 6 have been amended to reflect the impact of these on the 2003 comparative period. The impact of the restructuring on the divisional profit before tax and exceptional items is summarised in Table 7.

The HBOS plc divisional results for the half year to 30 June 2003 will be shown as 2003 comparatives in the 2004 Interim Results statement.

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES 2003 (Cont'd)

Table 1 - Retail

	Half year to 30.06.2003 Restated	Half year to 31.12.2003	Year ended 31.12.2003 Restated
	£m	£m	£m
Operating income	2,076	2,199	4,275
Operating expenses*	(1,024)	(1,059)	(2,083)
Operating profit before provisions*	**1,052**	**1,140**	**2,192**
Provisions for bad & doubtful debts			
Specific	(222)	(257)	(479)
General	(18)	(41)	(59)
Share of profits of associates and joint ventures	15	18	33
Profit before tax*	**827**	**860**	**1,687**

* Excluding exceptional items

Net interest margin	1.97%	1.86%	1.92%
Cost:income ratio	49.3%	48.2%	48.7%

	£bn	£bn	£bn
Loans and advances to customers	176.0	190.6	190.6
Less:non-returnable finance	(11.3)	(15.6)	(15.6)
	164.7	175.0	175.0
Total risk weighted assets	94.2	99.5	99.5
Total customer deposits	112.6	117.7	117.7

Table 2 - Insurance & Investment

	Half year to 30.06.2003 Restated	Half year to 31.12.2003	Year ended 31.12.2003 Restated
	£m	£m	£m
Operating income	559	686	1,245
Operating expenses*	(123)	(127)	(250)
General insurance claims	(42)	(57)	(99)

Amounts written off fixed asset investments	2	1	3
Operating profit*	**396**	**503**	**899**
Share of profits of associates and joint ventures	(7)	(5)	(12)
Profit before tax*	**389**	**498**	**887**

* Excluding exceptional items

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES 2003 (Cont'd)

Table 3 – Corporate Banking

	Half year to 30.06.2003 Restated £m	Half year to 31.12.2003 £m	Year ended 31.12.2003 Restated £m
Operating income	1,214	1,296	2,510
Operating expenses*	(470)	(509)	(979)
Operating profit before provisions*	**744**	**787**	**1,531**
Provisions for bad & doubtful debts			
Specific	(216)	(212)	(428)
General	(16)	1	(15)
Amounts written off fixed asset investments	(10)	(16)	(26)
Share of profits of associates and joint ventures	12	27	39
Profit before tax*	**514**	**587**	**1,101**

* Excluding exceptional items

Net interest margin	2.01%	1.91%	1.96%
Cost:income ratio	29.8%	29.8%	29.8%
	£bn	**£bn**	**£bn**
Loans and advances to customers	68.7	72.2	72.2
Less:non-returnable finance	(1.4)	(1.4)	(1.4)
	67.3	70.8	70.8
Total risk weighted assets	80.9	83.5	83.5
Total customer deposits	27.3	31.2	31.2

Table 4 – Treasury

	Half year to 30.06.2003 Restated £m	Half year to 31.12.2003 £m	Year ended 31.12.2003 Restated £m

Operating income	149	186	335
Operating expenses*	(40)	(53)	(93)
Profit before tax*	**109**	**133**	**242**

* Excluding exceptional items

Net interest margin (bps)	13	13	13
Cost:income ratio	26.8%	28.5%	27.8%
	£bn	**£bn**	**£bn**
Loans and advances to customers	1.6	1.8	1.8
Total risk weighted assets	13.5	14.0	14.0
Total customer deposits	14.2	16.5	16.5

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES 2003 (Cont'd)

Table 5 – International Operations

	Half year to 30.06.2003	Half year to 31.12.2003	Year ended 31.12.2003
	£m	£m	£m
Operating income	268	313	581
Operating expenses*	(124)	(150)	(274)
Operating profit before provisions*	**144**	**163**	**307**
Provisions for bad & doubtful debts			
Specific	(22)	(15)	(37)
General	(5)	(2)	(7)
Amounts written off fixed asset investments	(1)	(5)	(6)
Share of profits of associates and joint ventures	2	(2)	-
Profit before tax*	**118**	**139**	**257**

* Excluding exceptional items

Net interest margin	2.33%	2.24%	2.28%
Cost:income ratio	46.4%	48.0%	47.3%

	£bn	£bn	£bn
Loans and advances to customers	17.1	18.9	18.9
Less:non-returnable finance	(0.2)	(0.1)	(0.1)
	16.9	18.8	18.8
Total risk weighted assets	15.3	17.7	17.7
Total customer deposits	7.2	8.1	8.1

Table 6 – Group Items

	Half year to 30.06.2003 Restated	Half year to 31.12.2003	Year ended 31.12.2003 Restated
	£m	£m	£m
Operating expenses*	(132)	(157)	(289)

Profit before tax*	**(132)**	**(157)**	**(289)**

* Excluding exceptional items

Table 7 – Divisional Reallocations

	As published (1)	Divisional transfers(2)	**Restated**
Half year to 30 June 2003	**£m**	**£m**	**£m**
Retail	833	(6)	**827**
Insurance & Investment	389	-	**389**
Business Banking	177	(177)	**-**
Corporate Banking	398	116	**514**
Treasury	109	-	**109**
International Operations (3)	48	70	**118**
Group Items (4)	(129)	(3)	**(132)**
Profit before tax and exceptional items	**1,825**	**-**	**1,825**
Half year to 31 December 2003	**£m**	**£m**	**£m**
Retail	865	(5)	**860**
Insurance & Investment	498	-	**498**
Business Banking	227	(227)	**-**
Corporate Banking	428	159	**587**
Treasury	130	3	**133**
International Operations (3)	65	74	**139**
Group Items (4)	(153)	(4)	**(157)**
Profit before tax and exceptional items	**2,060**	**-**	**2,060**
Year ended 31 December 2003	**£m**	**£m**	**£m**
Retail	1,698	(11)	**1,687**
Insurance & Investment	887	-	**887**
Business Banking	404	(404)	**-**
Corporate Banking	826	275	**1,101**
Treasury	239	3	**242**
International Operations (3)	113	144	**257**
Group Items (4)	(282)	(7)	**(289)**
Profit before tax and exceptional items	**3,885**	**-**	**3,885**

1. The results for the year to 31 December 2003 are those that have been previously published.

2. These amounts reflect the impact on the comparative 2003 results from transfers of business between divisions with effect from 1 January 2004 as detailed above.

3. The published figures for International Operations for the year ended 31 December 2003 were in respect of Bank West only and the transfers relate to other Australian businesses and Bank of Scotland (Ireland).

4. The transfer to Group Items is in respect of central costs relating to Strategy and International Operations and the transfer of a regulatory risk function from Insurance & Investment division to a central function, consistent with other risk functions. This transfer

has been offset within IID by the transfer of St. Andrews Group (Australia) to International Operations.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	14:30 24-Jun-04
Number	1144A

PHILIP YEA TO STEP DOWN FROM HBOS BOARD

HBOS announces that Philip Yea is to step down as an HBOS non-executive director following the announcement that he is to become Chief Executive of 3i Group PLC, Europe's leading venture capital and private equity group. He will retire from the HBOS board on 30th June.

Dennis Stevenson, Chairman, HBOS said:

"I want to take this opportunity to thank Philip for his outstanding contributions to the Boards of both the Halifax and HBOS. We naturally understand why he feels he must now commit himself to his new job as Chief Executive of 3i. We wish him well in the future."

Philip Yea said:

"This has been an exciting time to be a member of the HBOS Board. I have thoroughly enjoyed my time both at Halifax and at HBOS and gained a lot through working closely with Dennis and the team. HBOS is a tremendous business and I wish it every success for the future."

Ends

Note to Editors

Philip Yea joined the Board of Halifax in 1999 and becomes 3i's chief executive in July 2004. Formerly Finance Director of Diageo, he joined International investment group Investcorp in 1999 as a managing director. He will retain his position as a non-executive of Manchester United PLC

Press Office Contact:

Shane O'Riordain

General Manager Group Communications

Mob 07770 544585

END

Close

AFX UK Focus Story

Go to market news section

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	ABI raises fears over HBOS chief's role in Green bid for M&S - report
Released	07:11 25-Jun-04
Number	071115.25062004

LONDON (AFX) - The Association of British Insurers (ABI) has written to HBOS PLC expressing concern at the involvement of the bank's chairman in Philip Green's proposed bid for Marks & Spencer PLC, The Times reported.

HBOS is one of five firms that have agreed to lend the retail entrepreneur Green almost 11 bln stg to fund his offer.

And HBOS' chairman Lord Stevenson of Coddenham has also agreed to be the senior independent director in Mr Green's bid vehicle, Revival Acquisitions.

'There is a big conflict of interest here. (Lord) Dennis Stevenson would be on the side of the lender and the borrower,' the paper quoted one large institution as saying.

'We are trying to make sure that, if the takeover does go ahead, it is done properly with eyes wide open,' Peter Montagnon, head of investment affairs at the ABI, told The Times.

etain.lavelle@afxnews.com

el/rn

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:20 25-Jun-04
Number	1586A

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 38

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 690.56p

13) Date of transaction: 25 June 2004

14) Date company informed: 25 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,510,484 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:17 29-Jun-04
Number	2457A

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 187

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 699.56p

13) Date of transaction: 28 June 2004

14) Date company informed: 28 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,510,297 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:10 29-Jun-04
Number	2723A

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 134

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 690.56p

13) Date of transaction: 29 June 2004

14) Date company informed: 29 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,510,163 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 30-Jun-04
Number	2974A

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership
Scheme

6) Please state the nature of the transaction and the nature and extent of
the Director's interest in the transaction:

The Shares disposed of were transferred upon maturity (3 years) in terms of the Rules of the Scheme to the employees participating in the Scheme. Directors had no role in making any decision to transfer the Shares.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 2,290,013

10) Percentage of issued class: 0.06%

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 18 June 2004

14) Date company informed: 29 June 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing

Stock Ownership Scheme following this notification:

2,220,150 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this
notification: 0.06%

END

Close

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	06	2004			

Class of shares *(ordinary or preference etc)*	ordinary	ordinary	ordinary
Number allotted	3,558	2,021	505
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£7.125

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: ordinary	Number allotted: 6,084
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 1/6/4

~~A director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,519	3,008	1,521
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	£5.74

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	251	7,532	10,495
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£4.10	£6.80

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,625	5,000	22,158
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.54	£7.14	£7.08

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 / 06 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	199	285	193
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£2.18930	£4.2827	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	90	161	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.70	£4.7253	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	13,981
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	957
Name: See Attached Address: UK postcode:	Ordinary	55,171
Name: Miss Karen Ruth Johnson Address: 58 Pilgrim's Hill, Linlithgow, EH49 7LW UK postcode: EH49 7LW	Ordinary	464

Please enter the number of continuation sheets (if any) attached to this form: 8

Signed ______________________ Date 9/6/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr David Raymond Johnson	Class of shares allotted: Ordinary	Number allotted: 464
Address: 58 Pilgrim's Hill Linlithgow		
UK postcode: EH49 7LW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 8671
DX number DX exchange

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value	Shares To:
Mr	Peter Charles	Read	Flat 6 Brunel House	5 Elton Road	Clevedon Somerset	BS21 7RA	ZT634909A	HFX	21/02/2001	£6.80	02/06/2004	182	02/06/2004	£1,237.60	Share Certificate
Mr	David Charles	Griffiths	8 Olafs Close	Douglas	Isle Of Man	IM2 7AR	WA338878B	CMIG	21/02/2001	£6.80	02/06/2004	974	02/06/2004	£6,623.20	Share Certificate
Mr	John	Strachan	41 Beechwood Grove	Uphall Station	Livingston	EH54 5QB	ZX532708D	HFX	21/03/2003	£6.54	02/06/2004	458	02/06/2004	£2,995.32	Share Certificate
Mr	Peter Charles	Read	Flat 6 Brunel House	5 Elton Road	Clevedon Somerset	BS21 7RA	ZT634909A	HFX	21/03/2003	£6.54	02/06/2004	199	02/06/2004	£1,301.46	Share Certificate
Mr	Mark Christopher	Watkins	18a Great Stuart Street	Edinburgh		EH3 7NT	NE613533D	HFX	21/03/2003	£6.54	02/06/2004	2326	02/06/2004	£15,212.04	Share Certificate

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 2nd June 2004

Mr Felix Bernard Caulfield 53 Tybenham Road Merton Park LONDON SW19 3LB	261
Mr Philip Thomas Dibley 40 Turnfurlong Lane AYLESBURY Bucks HP21 7PQ	1159
Miss Sarah Jane Harris 4 Johns Road Woolston SOUTHAMPTON SO19 9BU	605
Mrs Sandra Holmes 2 Cemetery Hill HEMEL HEMPSTEAD Herts HP1 1JF	267
Mrs Susan Margaret Johnston 52 North Gyle Road EDINBURGH EH12 8EP	41
Ms Susanne Patricia Latta 28 Leven Road TROON Ayrshire KA10 7DX	227
Mr Allan Hugh Leeson	

61 John Batchelor Way
Cardiff
PENARTH CF64 1SD 633

Miss Tracey Anne Matthew
36 Clover Way Hedge End
SOUTHAMPTON
SO30 4RP 577

Mr Stuart Alexander Masson
2 Rushcroft Close Lea
MALMESBURY
Wilts SN16 9YJ 1383

Mr Gary Mills
24 Aintree Way
Milking Bank
DUDLEY
West Midlands DY1 2SL 685

Mr Colin Edward Milton
Flat 8
17 Ellenborough Park North
WESTON SUPER MARE
Avon BS23 1XQ 763

Mr David Moxon
32 Redhill Close
Bassett
SOUTHAMPTON
SO16 7BT 464

Mr Stewart Neish
Honeysuckle
13 Milton Terrace Joppa
EDINBURGH
EH15 2LF 535

Mrs Jean Clark Noble

17 Moat View
ROSLIN
Midlothian EH25 9NU 553

Mr Alistair Strachan Norrie
28 Almond Road
BICESTER
Oxon OX26 2HT 1383

Miss Sheila Patricia O'Connor
71 Queensholm Crescent
Downend
BRISTOL
BS16 6LS 328

Mr Adrian Saunders
39 Benville Avenue
BRISTOL
BS9 2RU 261

Miss Gemma Smith
24 Crookston Road
Eltham
LONDON
SE9 1YB 130

Mr Paul Jonathon Smith
25 Stoneby Drive
Wallasey
Wirral
WALLASEY CH45 0LG 288

Mrs Jennifer Jane Strachan
17 Cairns Court
CRIEFF
Perthshire PH7 3SP 830

Mr Nigel John Thompson
64 High Street Wollaston

STOURBRIDGE
West Midlands DY8 4NL 1291

Miss Pauline Gail Tiley
39 Shrubbery Road Downend
BRISTOL
BS16 5TA 934

Mr Jeremy David Trott
12 Patrick Way
AYLESBURY
Bucks HP21 9XH 385

Mr Michael John Wade
4 Long Row
Wicken Road
Leckhampstead
BUCKINGHAM MK18 5NZ 1291

Mrs Norma Elizabeth Watson
East Bonhard Cottage
Carnock
DUNFERMLINE
Fife KY12 9JD 329

Mr Michael Widdop
23 Red House Road East Brent
HIGHBRIDGE
Somerset TA9 4RX 104

Mr Colin Keith Wrigley
72 Guildford Road
HORSHAM
West Sussex RH12 1LY 323

Mrs Janette N Wood
22/9 Parkgrove Road
EDINBURGH
EH4 7RR 61

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 2nd June 2004

Mr Edward Boyle 2 Kilbean Drive FALKIRK FK1 5PH	**1740**
Miss Sheila Patricia O'Connor 71 Queensholm Crescent Downend BRISTOL BS16 6LS	**251**
Mr Michael Hugh Lazenby 102 Wentworth Road BARNET Herts EN5 4NU	**2900**
Mr Michael Ronald Logan 37 Chesham Road North WESTON SUPER MARE Avon BS22 8AD	**2892**
4 records	**7783**

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
905898	William Gordon McQueen	YS928910D	72 Ravelston Dykes	Edinburgh		EH12 6HF	5,223	574.33	
							5,223		**5,223**
908577	David Cameron Ball	YZ683053D	Cowley Cottage	34 Barnton Avenue	Edinburgh	EH4 6JH	3,935	583.50	
							7,000	712.50	
							6,000	610.00	
							16,935		**16,935**
								Total	**22,158**

2nd June 2004

nployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
5750	Philip James Han	NA263056B	124 Mather Avenue	Allerton	Liverpool	L18 7HB	1,460	590.67	
							3,540	610.00	
							5,000		**5,000**
								Total	**5,000**

1st June 2004

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	5,627	3,806	1,949
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.12	£6.80	£6.54

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: William Gordon Lowden Address: Leaderbank Oxton Berwickshire UK postcode: TD2 6PR	Ordinary	5,627
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	5,755
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 9/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2004			

Class of shares (*ordinary or preference etc*)	ordinary	ordinary	ordinary
Number allotted	1,892	5,603	94
Nominal value of each share	25p	25p	25
Amount (if any) paid or due on each share *(including any share premium)*	£2.1893	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2004			

Class of shares *(ordinary or preference etc)*	ordinary		
Number allotted	1,230		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,203
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached	Class of shares allotted: Ordinary	Number allotted: 1,616
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________ Date 9/6/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Certificates

)S Numbe	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53	Total Units
905627	Mr	David George	Elliot	YZ678632	22 Fairfax Road	Mosman 2088 New South Wales	AUSTRALIA		398	0	0	0	0	398
905796	Miss	Ann Elizabeth	Don	WE118616	47 Shiel Avenue	East Mains	EAST KILBRIDE	G74 4AP	298	0	375	0	205	878
915986	Miss	Tina	Chadwick	NS999987	25 Dentith Drive	Blacon	CHESTER	CH1 5HD	0	0	0	0	246	246
906709	Mrs	Marjorie Stewart	Clark	NB241312	4 St Johns Close	Hook	HAMPSHIRE	RG27 9NW	0	0	0	94	0	94
									696		375	94	451	**1,616**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,670	400	2,460
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.68	£6.54

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,530
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 9/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,775	1,417	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees LImited	Class of shares allotted: Ordinary	Number allotted: 4,192
Address: Trinity Road Halifax Wets Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 9/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, Eh1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,606	1,816	466
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£7.125

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,610	94	4,971
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.23	£4.10	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,157	450	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (*including any share premium*)	£5.975	£5.74	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	5,982
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Kevin Dean McLeod	Ordinary	1,610
Address: 25 Golf Course Road, Bonnyrigg, Midlothian		
UK postcode: EH19 2HA		
Name: See Attached	Ordinary	5,382
Address:		
UK postcode:		
Name: Halifax Nominees Limited	Ordinary	1,196
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______________________ **Date** 9/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number   DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 9th June 2004

Mrs Gillian Anderson 63 Milton Road KIRKCALDY Fife KY1 1TL	262
Mr Michael Alexander 1 Raeden Park Road ABERDEEN AB15 5LQ	763
Mr Stephen E Biggs 15 The Old Garden Centre Church Street PRINCES RISBOROUGH Bucks HP27 9AA	597
Mr Charles Nicholas Bolton 20 Beanley Road BRISTOL BS3 1PY	670
Mrs Helen Louise Burkett 30 Woodlark Drive Cottenham CAMBRIDGE CB4 8XT	367
Mrs Christine Clark 3 Elmwood Norton RUNCORN	

Cheshire WA7 6UF	276
Mr Peter Coekin 16 Church Lane Clifton BRISTOL BS8 4TR	31
Ms Sylvia Ann Franklin 21 Wellington Drive BRACKNELL Berks RG12 9NE	138
Mr Jeffrey John Hardwell 19 Bibury Close Nailsea BRISTOL BS48 2TQ	480
Mrs Judith Anne Park 37 Denham Lane Chalfont St Peter GERRARDS CROSS Bucks SL9 0EP	198
Mr Peter Jonathan Whitfield 45 Droghadfayle Road Port Erin ISLE OF MAN IM9 6EN	261
Miss Alison June Withers 26 Wadham Close SHEPPERTON Middx TW17 9HT	1339
12 records	**5382**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,970	1,666	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,636
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/6/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,451	2,841	557
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	724.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 12,849
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Colin Keith Wrigley	Class of shares allotted: Ordinary	Number allotted: 3,000
Address: 72 Guildford Road, Horsham, West Sussex		
UK postcode: RH12 1LY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/6/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,762	400	13,596
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	31,458
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Mr Adrian Holt	Ordinary	300
Address 42 Everest Road Fishponds Bristol		
UK postcode BS16 2BZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 14/6/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,924	1,692	5,382
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	218.93p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 / 06 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,132	1,986	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	459.47p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	9,915
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached	Ordinary	6,201
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 16/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

Numb	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53	otal Units
)09840	Mrs	Jacqueline Christina	Adams	NP186976	39 Matheson Place	Dunfermline	FIFE	KY11 4XL	0	0	124	0	0	**124**
)13942	Miss	Angela May	Jeffrey	NW436810	34 Eastercraig Gardens	Saline	FIFE	KY12 9TH	0	0	249	0	0	**249**
)13971	Miss	Katherine Samantha	Dunn	NW115306	First Floor Flat	32 Chiddingstone Street	FULHAM London	SW6 3TG	0	0	0	0	246	**246**
)14050	Miss	Gayle Ann	Muirhead	NX513510	79 Lingerwood Road	Newtongrange	DALKEITH	EH22 4QQ	0	0	0	0	164	**164**
)06148	Mr	Graham Stephen	Walker	YX106172	15 Bush Hall Road	Billericay	ESSEX	CM12 OPT	2393	0	0	0	0	**2393**
)08942	Mrs	Elizabeth	Devine	WL036410	12 Forge Road	Moffat Mills	AIRDRIE LANARKSHIRE	ML6 8PJ	199	0	0	0	0	**199**
)14818	Mr	Richard James Blair	Nimmo	YM026945	4 Beechwood Millglade	Woods Mill	HENFIELD W SUSSEX	BN5 9YS	0	0	0	0	410	**410**
)04907	Mr	William Donald	Stoops	YR760339	9 Priests Field	Ingrave	BRENTWOOD	CM13 3QJ	997	0	0	0	0	**997**
)05203	Mr	George Angus	Pirrie	YY648385	59 St Luke S Close	Woodside	LONDON	SE25 4SY	997	0	0	0	0	**997**
)09267	Mr	Alister Mclean	Bell	NS657201	24 Deanburn Road	Linlithgow	WEST LOTHIAN	EH49 6EY	0	0	0	0	123	**123**
)05445	Mr	Richard Ian	Mowat	YY620661	76 Promenade	Joppa	EDINBURGH	EH15 2EL	0	0	100	0	0	**100**
)05453	Mr	William Carson	McCallum	YR934667	3 Devon Way	Ladywell	MOTHERWELL LANARKSHIRE	ML1 3NJ	199	0	0	0	0	**199**
									4785		473		943	**6201**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,699	4,528	2,216
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	410.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	06	
Year	2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,186	110	649
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted Ordinary	Number allotted 7,227
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See Schedule Attached	Class of shares allotted Ordinary	Number allotted 4,161
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 16/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 16th June 2004

Mrs Patricia P Lyons 11 Harvest Crescent Shilton Park CARTERTON Oxon OX18 1FF	**2216**
1 record	**2216**

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 16th June 2004

Mr Donald James Henley-King 27 Stable Lane Seer Green BEACONSFIELD Bucks HP9 2YT	41
Mrs Andrea Isherwood 28 Maynard Terrace Clutton BRISTOL BS39 5PW	261
Miss Joanne Rachel Lee 13 Hazlemere View Hazlemere HIGH WYCOMBE Bucks HP15 7BY	187
Mr Derek Graham Miller 46 Cherry Tree Close Southmoor ABINGDON OX13 5BE	459
Ms Jessica E M Morgan 8 Ramsey Road BRISTOL BS7 0JF	356
Mrs Susan Ann Smith 4 Green Lane Butcombe BRISTOL BS40 7US	91

Mr Bramwell David Towse Norton House Staythorpe Road Rolleston NEWARK NG23 5SG	261
Mrs Cheily Chui Yuk Tsang 12 Lanes End BRISTOL BS4 5DP	289
8 records	**1945**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,603	1,773	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	4,376
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 17/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,402	477	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	1,879
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/6/4

~~A director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,582	2,446	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	3,743
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Mamta Patel	Ordinary	285
Address: 22 Meadow Road Hanworth Feltham		
UK postcode: TW13 5JA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/6/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 22 Month 06 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,568	3,649	286
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	428.27p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	268	195	179
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	459.47p	570.00p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,217
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Thomas White	Class of shares allotted: Ordinary	Number allotted: 928
Address: 74 Pumpherston Road Uphall Station West Lothian		
UK postcode: EH54 5PJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 22/6/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23 / 06 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,601	159	4,440
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.975	£5.74	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	2,671	509	4,581
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,180
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,964
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See attached	Class of shares allotted: Ordinary	Number allotted: 5,817
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 24/6/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton , Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1yZ

Tel 0131 243 8671

DX number DX exchange

coform

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 23rd June 2004

Mr Lloyd Seymour Harrison 34 Anton Way Hawkslade AYLESBURY HP21 9LT	553
Miss Edith Jamison 9 Knockdarragh Park BELFAST BT4 2LE	644
Mr Darren Paul Keeler 5 Hill House Road BRISTOL BS16 5RR	763
Mr Philip Layland 16 Uplands Avenue Finchfield WOLVERHAMPTON WV3 8AA	160
Mrs Susan Helen O'Connor 156 Percy Avenue BROADSTAIRS Kent CT10 3LE	276

Mr Eric Howard Price 72 Kittiwake Drive KIDDERMINSTER Worcs DY10 4RS	614
Mr Kevin Patrick Sexton 2 Elmside Winslow BUCKINGHAM MK18 3JQ	1107
Mr Paul Waggott 27 St Johns Way Sandiway NORTHWICH CW8 2LX	160
8 records	**4277**

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 23rd June 2004

Mrs Janet Linda Johnston 55A West Main Street Uphall BROXBURN West Lothian EH52 5DR	1540
1 record	**1540**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,980	2,446	5,454
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,561	17,319	6,682
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24 06 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,317		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 28,571
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Attached	Class of shares allotted: Ordinary	Number allotted: 23,188
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 28/06/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

coform

)S Number	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	Total Units
905525	Mrs	Anne	Metcalf	YX501003	6 George Young Drive Greenbank	Darvel	AYRSHIRE	KA17 0LG	0	0	304	187	491
907748	Mrs	Sandra Mary	Edward	YT952355	Mosslea	Tomatin	INVERNESS SHIRE	IV13 7YT	0	0	516	479	995
906935	Mrs	Eleanor Margaret	Blyth	YP624877	Winterwood 4 Main Street	Abernethy	PERTH	PH2 9JL	0	268	206	0	474
909847	Mrs	Marion Helen	West	YY563795	21 Morrison Drive Pitcorthie	Dunfermline	FIFE	KY11 8DJ	0	313	0	0	313
912521	Mrs	Fiona	MacDonald	JA396896	10 Rhindmuir Path	Baillieston	GLASGOW	G69 6HG	0	0	489	89	578
905898	Mr	William Gordon	McQueen	YS928910	72 Ravelston Dykes		EDINBURGH	EH12 6HF	0	0	0	2397	2397
904659	Mr	James	Fisher	YS887642	Roselea 3 Claddens Wynd	Lenzie	GLASGOW	G66 5NZ	690	641	0	1208	2539
907510	Mrs	Elizabeth	Dow	YA908457	2338 Gartloch Road	Gartloch	GLASGOW	G69 8ER	2057	521	237	268	3083
908924	Mrs	Christina Cooper	Bilyk	YR479568	Flat 11 Mill Court	Springbank Gardens	DUNBLANE	FK15 9JZ	690	1282	670	287	2929
909042	Mrs	Norma Elizabeth	Watson	YP586030	East Bonhard Cottage	By Carnock	DUNFERMLINE FIFE	KY12 9JD	555	641	701	479	2376
909069	Mrs	Michelle	Kittridge	NH494808	HQ 20 Armoured Brigade	Building 213	Antwerp Barracks	BFP O16	148	268	258	0	674
905025	Mr	John	Cumming	YT520661	30 Grange Knowe	Linlithgow	WEST LOTHIAN	EH49 7HX	0	0	309	287	596
915756	Mr	Colin Keith	Wrigley	WE867781	72 Guildford Road		HORSHAM	RH12 1LY	0	0	774	604	1378
906366	Mrs	Sandra Margaret	Brett	YK349626	25 Jean Armour Avenue		EDINBURGH	EH16 6XB	0	0	412	239	651
905195	Mr	Jean Pierre	Stadnik	YR862570	Strathlene	15 Dundas Crescent	DALKEITH	EH22 3ES	0	0	1290	316	1606
907793	Mrs	Janet Helen	Campbell	YL899694	5 Stirling Drive	Bearsden	GLASGOW	G61 4NX	0	0	0	95	95
911172	Miss	Anne	Thatcher	NH247616	3 Hawkyard	Greenfield	OLDHAM	OL37NP	0	0	516	575	1091
909320	Mrs	Jennifer Jane	Strachan	YT374201	17 Cairns Court	Crieff		PH7 3SP	0	641	0	281	922
									4140	4575	6682	7791	**23188**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,902	1,802	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,704
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/06/2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,910	1,257	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,167
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 29/06/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,795	3,475	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	8,270
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 29/06/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,325	1,727	560
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	537.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,039	1,770	1,335
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	562.0p	597.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	06	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	306		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	574.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	3,524
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Ordinary	1,581
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Schedule Attached	Ordinary	2,957
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 5/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 30th June 2004

Mrs Eleanor Margaret Blyth Winterwood 4 Main Street Abernethy PERTH PH2 9JL	190
Mrs Sandra Margaret Brett 25 Jean Armour Avenue Kirk Brae EDINBURGH EH16 6XB	214
Miss Marieanne Natalie Bridges 22 Close Cowley Ballavargher Braddan Douglas ISLE OF MAN IM2 2HX	64
Mrs Maria Goretti Dempsey 16 Baronscourt Glen Carryduff BELFAST BT8 8RF	628
Mr Mark David Doidge 355 Hatfield Road ST ALBANS	

Herts AL4 0XF	517
Mrs Cheryl Marsha Marsh 2 Fuchsia Close Priorslee TELFORD Shropshire TF2 9PG	196
Mrs Kaye Celia Merry Oakfield Lodge Main St Grendon Underwood AYLESBURY Bucks HP18 0SL	354
Mrs Dakshaben S Patel 3 Hodnet Close BILSTON West Midlands WV14 0UF	476
Mrs Elizabeth Coubrough Ross Struan 108 Broomhill Drive GLASGOW G11 7AS	318
9 records	**2957**